UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

100 Renfrew Drive

Suite 100
Markham, Ontario, Canada L3R 9R6
(905) 474-1990
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [ X ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release dated April 11, 2023, titled “Sangoma Announces New Board Member to Strengthen Go-to-Market Focus and Bring Diversity Perspective”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation
Date: April 11, 2023	By:	/s/ Larry Stock
Name: Larry Stock
Title: Chief Financial Officer